SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated February 1, 2005

TURKCELL ILETISIM HIZMETLERI A.S.

Turkcell Plaza
Mesrutiyet Caddesi No. 153
34430 Tepebasi
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F:

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):

Yes:  ☐      No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):

Yes:  ☐      No:  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:  ☐      No:  ☒

Enclosures:  Press release dated February 1, 2005

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: February 1, 2005	By:	/s/ MUZAFFER AKPINAR
Name: Muzaffer Akpinar Title: Chief Executive Officer

TURKCELL ANNOUNCEMENT ON YAPI KREDI BANK DEAL

Subject: Statement made pursuant to Circular VIII, No. 39 of the Capital Markets Board.

Istanbul Stock Exchange

ISTANBUL

Special Subjects:

This is an announcement as per the letter sent by Istanbul Stock Exchange requiring Turkcell to inform the public regarding the expiration of Cukurova Group’s option to buy Turkcell shares, directly and indirectly owned by Yapi Kredi Bank (YKB) as of January 31, 2005 and developments regarding the subject.

Since Turkcell is not a party to the agreements related to Cukurova Group’s option to buy Turkcell shares directly and indirectly owned by YKB, we do not have any information at this time so as to share with public. In case Turkcell receives any information regarding the developments to this subject, necessary announcements will be made public.

We hereby confirm that the above-mentioned explanations are furnished as per the provisions of the Communiqué Serial no. VIII/39, that they reflect all information we have gathered so far, that they are in accordance with our corporate documents, that we have used all endeavours to collect the complete and true related information and that we assume the responsibility for this disclosure.

TURKCELL ILETISIM HIZMETLERI A.S.
Nihat Narin Investor Relations 01.02.2005, 10:45	Koray Ozturkler Investor Relations 01.02.2005, 10:45

For further information please e-mail to investor.relations@turkcell.com.tr or call Turkcell Investor Relations (+ 90 212 313 1888)

FOR IMMEDIATE RELEASE

TRADING IN TURKCELL WAS SUSPENDED IN ISTANBUL AND
NEW YORK STOCK EXCHANGE

Istanbul, Turkey: February 1, 2005 – Turkcell (NYSE: TKC, ISE: TCELL), the leading provider of mobile communications in Turkey, announced today that trading in Turkcell was suspended on the Istanbul Stock Exchange today.

Turkcell made an announcement earlier today in response to a request from the Istanbul Stock Exchange for information regarding the expiration of the Cukurova Group’s option to buy Turkcell shares, directly and indirectly owned by Yapi Kredi Bank (YKB) as of January 31, 2005, and developments regarding the subject. Even though we informed the Istanbul Stock Exchange that Turkcell is not a party to the agreements related to Cukurova Group’s option to buy Turkcell shares, and that we do not have any information at this time, the trading suspension continued all day since the Istanbul Stock Exchange is expecting further information from other parties subject to the agreement.

Given that trading in Turkcell was suspended in Istanbul, the NYSE has halted trading in New York as well. Once Turkcell receives additional information regarding this subject, it will make necessary announcements.

www.turkcell.com.tr

About Turkcell

Turkcell is the leading GSM operator in Turkey with 23.4 million postpaid and prepaid customers as of December 30, 2004. Turkcell provides high-quality wireless telephone services throughout Turkey and has coverage of 100% of the towns with more than 10,000 inhabitants. Turkcell provides roaming with 423 operators in 173 countries as of November 30, 2004. Turkcell is the only NYSE listed company in Turkey. Turkcell has interests in international GSM operations in Azerbaijan, Georgia, Kazakhstan, Moldova and Northern Cyprus, which have a total of 3.5 million subscribers as of September 30, 2004.

For further information please contact:

Contact:

Turkcell: Investors:	Citigate Dewe Rogerson Europe:
Koray Ozturkler, Investor Relations	Kate Delahunty
Tel: +90 212 313 1500	Tel: +44-20/7282-2934
Email: koray.ozturkler@turkcell.com.tr	Email: kate.delahunty@citigatedr.co.uk
or
Ferda Atabek, Investor Relations	United States:
Tel: +90 212 313 1275	Victoria Hofstad/Jessica Wolpert
Email: ferda.atabek@turkcell.com.tr	Tel: +1-201-499-3500
Email: mailto:investor.relations@turkcell.com.tr	Email: victoria.hofstad@citigatefi.com
jessica.wolpert@citigatefi.com
Media:
Nazli Candan, Corporate Communications
Tel: +90 212 313 2310
Email: nazli.candan@turkcell.com.tr or
Bahar Erbengi, Corporate Communications
Tel: +90-212/313-2309
Email: bahar.erbengi@turkcell.com.tr

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